UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2022
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

December 6, 2022

WATERFRONT SHIPPING ENTERS INTO TIME-CHARTER AGREEMENT WITH TRAFIGURA FOR METHANOL DUAL-FUEL VESSEL CO-OWNED BY CLEAN SEA

Industry leaders join forces to support the marine shipping industry's path to decarbonization

VANCOUVER, British Columbia, December 6, 2022—Waterfront Shipping, a subsidiary of Methanex, the world’s largest producer and supplier of methanol, announced today it has entered into a time-charter agreement with Trafigura, one of the world’s largest physical commodity trading groups. Under the agreement, Trafigura will operate the co-owned Waterfront Shipping and Clean Sea medium-range product tanker, Mari Innovator, as part of its global network of vessels used in clean products trading routes. This agreement supports the parties’ efforts to help transition the marine shipping industry toward decarbonization and is another example of Waterfront Shipping’s leadership in supporting the growing demand for methanol as a marine fuel.

“We’re pleased to partner with Trafigura to share our global experience and knowledge with operating and bunkering vessels using methanol fuel technology,” said Paul Hexter, President of Waterfront Shipping. “Trafigura plays a vital leadership role in the energy transition and for it to recognize that methanol marine fuel offers a clear pathway towards a low carbon shipping industry will help build the platform to drive change.”

Waterfront Shipping is pioneering the use of methanol as a marine fuel and as the world’s largest operator of methanol dual-fuel vessels, has accumulated over 123,000 operating hours, demonstrating the simplicity and safe use of methanol as a cleaner burning marine fuel. Today, Waterfront Shipping has 18 methanol dual-fuel vessels, with one additional vessel arriving by the spring of 2023, representing approximately 60 per cent of its 30-vessel fleet.

Trafigura’s shipping and chartering operations are managed out of key regional hubs in Athens, Geneva, Houston, Lima, Montevideo and Singapore, providing 24/7 coverage of freight and physical commodity markets.

“We’re advocating for industry-wide action on shipping emissions and investing in new technologies and vessels to help achieve a more sustainable shipping industry,” said Andrea Olivi,Head of Wet Freight for Trafigura. We’re excited about the cooperation with Waterfront Shipping and Clean Sea as we explore and learn also how methanol technology can integrate with our fleet to achieve our carbon intensity reduction goal of 25 per cent by 2030 across our entire chartering operation.”

“As a cleaner-burning marine fuel, conventional methanol already meets the International Maritime Organization’s (IMO) pollutant emissions regulations, significantly reducing sulphur oxides by 99 per cent, nitrogen oxides by up to 80 per cent, and particulate matter by 95 per cent compared to heavy fuel oil. Methanol is also liquid at ambient temperature, safe, easy to handle, widely available, fully compliant with IMO Tier III regulations and can be produced from renewable sources—offering a clear transition pathway to decarbonization,” added Paul Hexter.

Modi Mano, CEO at Clean Sea Transport said, “the Mari Innovator is our third-generation dual-fuel vessel and offers a number of advantages to Trafigura including the flexibility to diversify fuel options or consume methanol for potential cost savings. It is equipped with the latest technological innovations and fuel consumption is particularly low for a medium-range tanker.”

About Waterfront Shipping

Waterfront Shipping, a subsidiary of Methanex Corporation, is a global marine transportation company specializing in the safe, responsible, and reliable transport of bulk chemicals and clean petroleum products to major international markets in North America, Asia Pacific, Europe, and Latin America. Waterfront Shipping operates the world's largest methanol ocean tanker fleet with its fleet comprising vessels from 3,000 to 50,000 deadweight tonnes. Its fleet of 30 modern, deep sea tankers forms a seamless transportation network dedicated to keeping an uninterrupted flow of methanol moving to storage terminals and customers' plant sites around the world. Waterfront Shipping also operates 18 methanol-fuelled ships, and by 2023, approximately 60% of its 30-ship fleet will operate on methanol dual-fuel technology For more information, please visit www.waterfront-shipping.com.

About Methanex Corporation

Methanex Corporation is the world’s largest producer and supplier of methanol to major international markets in Asia Pacific, North America, Europe, and South America. The company’s methanol production sites are located in New Zealand, the United States, Trinidad, Chile, Egypt, and Canada. Methanex is headquartered in Vancouver, Canada, and the company’s common shares trade on the Toronto Stock Exchange under the symbol MX and on the NASDAQ Global Select Market under the symbol METHANOL. For more information, please visit www.methanex.com.

About Trafigura

Founded in 1993, Trafigura is one of the largest physical commodities trading groups in the world. At the heart of global supply, Trafigura connects the world with the vital resources it needs. Through our Oil & Petroleum Products, Metals & Minerals, and Power & Renewables divisions, we deploy infrastructure, skills and a global network to move commodities from where they are plentiful to where they are needed most, forming strong relationships that make supply chains more efficient, secure and sustainable.

fuel storage and distribution company Puma Energy; and joint ventures Impala Terminals, a port and logistics provider, and Nala Renewables, a power and renewable energy investment and development platform. Trafigura is owned by its employees and employs over 13,000 people working in 48 countries. www.trafigura.com.

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For further information, contact:

Methanex Media Inquiries
Nina Ng
Manager, Global Communications
+1-604-661-2600 or Toll Free: +1-800-661-8851

Methanex Investor Inquiries
Sarah Herriott
Director, Investor Relations
+1-604-661-2600 or Toll Free: +1-800-661-8851

Clean Sea
Gili Debbie
Gili.d@mseacapital.com
Main Line +357 25080550 | Fax +357 25080551

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: December 6, 2022	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary